FEDERAL SECURITY PROTECTION SERVICES, INC.


April 25, 2002

Mr. Gary S. O'Neal
Chairman and Chief Executive Officer
Iris Broadband, Inc.
400 Poydras Street, Suite 1510
New Orleans, LA 70130

Dear Gary:

This letter sets forth the intent of Federal Security Protection Services, Inc. ("FSPS"), to negotiate, execute, and consummate a tax-free stock exchange acquisition agreement ("the Acquisition Agreement") pursuant to which Iris Broadband, Inc. ("Iris Broadband") shall become a wholly-owned subsidiary of FSPS in a transaction whereby the stockholders of Iris Broadband shall receive shares of the $.001 par value Preferred Series A stock of FSPS ("FSPS Stock").

Except as provided in paragraph K below, this letter constitutes a statement of intent of the undersigned and is given for the purpose of initiating contract negotiations among the parties. This letter is not meant to set forth, nor shall it be construed to set forth as an attempt to define all of the terms and conditions of the transactions involved, and is not an offer capable of acceptance.

A.	Pre-acquisition Activities.  FSPS intends to engage Iris Broadband as soon as possible on a professional services basis to begin to develop and refine the business plan of FSPS in order to become engaged in the security business as described at the Annual Meeting of Shareholders on March 12, 2002. Iris Broadband is placing significant emphasis on Internet and Virtual Private Network security. The products and services developed by Iris Broadband for its domestic and international data networks and for other private and public networks will be incorporated into FSPS once the Acquisition Agreement is completed.

B.	Acquisition Consideration.  The Acquisition Agreement contemplated herein shall provide for total consideration for the acquisition, subject to due diligence and to adjustments and prorations (as provided in the Acquisition Agreement) as follows:

FSPS Stock and Options. In consideration of the merger of Iris Broadband into FSPS, FSPS shall issue FSPS Series A Preferred stock to the shareholders of Iris Broadband at closing in exchange for all outstanding stock of Iris Broadband, as follows, subject to due diligence satisfactory to FSPS and Iris Broadband and to adjustments and prorations provided for in the Acquisition
Agreement:

Shareholder			Preferred Shares*

       Gary S. O'Neal			   60,750
       Michael T. Landers		   46,250
       Edward E. Reynolds		    5,000
       Richard J. Schluter		    3,000
       Christopher L. Courtright	      500
       Lynn S. Yeldell			      500
       Nicholas A. Robins		    3,000
       Thomas W. Wilson		            1,000
       Total			          120,000

*	Converted at 1 preferred share to 100 common shares

Piggyback registration rights will be offered to these shareholders.

C. Schedule for Transaction. The Acquisition Agreement shall be executed not later than May 31, 2002. The closing date (the "Closing Date") shall be subsequent to the execution of the Acquisition Agreement, and shall be the consummation of the transactions contemplated by the Acquisition Agreement. The Closing Date shall be five (5) days after all conditions to closing have been satisfied, but not more than twenty (20) days after execution by all parties of the Acquisition Agreement, unless extended by mutual written agreement of the parties to the Acquisition Agreement. Counsel to FSPS shall begin within five (5) days after receipt of a counterpart of this letter, signed by Gary S. O'Neal, to draft the Acquisition
Agreement.

D.  Contingencies.  The transactions contemplated herein are contingent upon:

1.	Conclusion, satisfactory to FSPS and Iris Broadband, of FSPS's and Iris
Broadband's due diligence prior to and after execution of the Acquisition Agreement. Each party shall be furnished, and may examine, properties, permits, licenses, titles, and books and records of the other party. Each party shall be entitled to review all of the books and records of the other party, which shall include records of accounts receivable, contracts, operating manuals, policies and procedures, vendor names and addresses, customer names, addresses and telephone numbers, records of customer purchases, equipment and maintenance records, liability and health insurance policies, payroll records, commission records, employment records, records of any employee benefit plans maintained by the other party, licenses, and communications between other party and any insurer or regulatory agency having jurisdiction over activities conducted by the other party. Further, each party may conduct interviews of the other party's counsel, auditors, employees and other persons whom each party shall specifically identify to the other party with respect to matters relating to the other party and its assets and liabilities. Each party will provide the other party with copies of all of the documents pertaining to the party as the other party may reasonably request, and each party and its representatives shall cooperate with and provide access to the other party's personnel and its representatives in order to facilitate the other party's investigations.

2.	FSPS's compliance with and obtaining of all licenses and permits necessary for operation of the business of Iris Broadband from and after the Closing
Date.

3.	Entry of FSPS with Gary S. O'Neal and Michael T. Landers into employment agreements on terms acceptable to them.

E. Absence of Litigation. Each party represents that there is not pending any action, suit, proceeding, inquiry, or investigation, at law or in equity before or by any court, public board, or regulatory agency against or affecting the party or the operation of its business as now conducted (nor, to the knowledge and belief of the party, are there any bases therefore).

F. Business Conducted in Ordinary Course. Prior to the Closing, Iris Broadband will conduct its business in the ordinary course, and will keep and maintain its assets and insurance policies insuring the assets, intact, and at least in the same condition as they are now, normal wear and tear excepted. Iris Broadband shall maintain its beneficial relationships with customers, employees and suppliers and shall advise FSPS of any material changes of which it becomes aware in the prospects for continuing orders by any customer or to any supplier.

G. Other Matters. The Acquisition Agreement shall contain such other representations, warranties, covenants, agreements, and conditions that are acceptable to the parties and customary in acquisitive transactions of this nature.

H. No Brokers. The parties each represent and warrant to the other that no brokers' commissions or fees shall be incurred in connection with this transaction.

I. Expenses. Each party shall pay its own expenses in connection with the execution and performance of this letter of intent. Each party shall bear the costs of its own professional fees.

J.	Confidentiality.  The parties understand that in the course of the due diligence process, they shall exchange confidential information concerning their respective businesses, and that the information of each exchanged in the course of due diligence shall be subject to the terms and provisions of that certain Confidentiality Agreement dated April 15, 2002 entered into between Iris Broadband and FSPS, the provisions of which are incorporated by this reference.

K. Non-Binding Effect. This letter is not intended to constitute a binding and enforceable agreement (except for the provisions of Paragraphs I and J and the provisions of this paragraph, which are fully binding upon the parties hereto). This letter is not based on any agreement among the parties and, except as expressly provided to the contrary, is not intended to impose any obligations whatsoever upon any party. The parties do not intend to be bound by any agreement until the execution of the Acquisition Agreement, and no party may reasonably rely upon any promises, oral or otherwise, inconsistent with this paragraph.

By this letter of intent, we have set forth and outlined the terms on which FSPS wishes to proceed to acquire Iris Broadband. Also set forth are the expectations of FSPS and the obligations of Iris Broadband after the signing of this letter of intent. If you are in agreement with these matters, please sign in the space provided, and return the original of this letter of intent to FSPS, retaining a copy for yourself.


Sincerely yours,

Federal Security Protection Services, Inc.



By:	/s/ Dennis Schlagel
	Dennis Schlagel, Chief Executive Officer, President and Director



By:	/s/ Daniel Thornton
	Daniel Thornton, Secretary and Director


AGREED AND ACCEPTED AS OF April 25th, 2002.

Iris Broadband, Inc.



By:	/s/ Gary S. O'Neal
	Gary S. O'Neal, Chairman and Chief Executive Officer